





LIMITED
POWER OF ATTORNEY

The undersigned does hereby appoint David R. Kowalski and Heidi W. Hardin, each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities held by the undersigned, directly or beneficially, and to be reported pursuant to Section 13(d), 13(f) and 13(g) of the Securities and Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 28 day of January, 2009.

Norman T. Hans
Chief Compliance Officer
Perkins Investment Management LLC

Personally appeared the above named Norman T. Hans and acknowledged the above Limited Power of Attorney to be his free act and deed.

IN WITNESS WHEREOF, I hereunto set my seal this 28 day of January, 2009.

OFFICIAL SEAL
BENJAMIN WILSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/03/11

Notary Public